UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from   to

Commission file number: 333-83724

A.   Full title of the plan and the address of the plan, if different from that of the
issuer named below:

Novo Nordisk Inc. 401(k) Savings Plan
800 Scudders Mill Road
Plainsboro, New Jersey 08536

B.   Name of issuer of securities held pursuant to the plan and the address of its
principal executive office:

Novo Nordisk A/S
Novo Alle
2880 Bagsvaerd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Inc.
Novo Nordisk Inc. 401(k) Savings Plan

By: _____

Ulrich Christian Otte
Senior Vice President of Strategy, Finance & Operations

Dated: June 21, 2019

NOVO NORDISK INC. 401(k) SAVINGS PLAN

December 31, 2018 and 2017

Note: Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Novo Nordisk Inc. 401(k) Savings Plan.

EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

EISNERAMPER

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator, Participants and Beneficiaries
of the Novo Nordisk Inc. 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Novo Nordisk Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the years ended December 31, 2018 and 2017, and the related notes (collectively the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years ended December 31, 2018 and 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2018 and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2018, have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

EISNERAMPER

/s/ EISNERAMPER LLP

We have served as the Plan's auditor since 2007.

EISNERAMPER LLP
New York, New York
June 20, 2019



NOVO NORDISK INC. 401(k) SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2018 and 2017

	2018	2017
Assets		
Investments, at fair value		
Mutual funds	$ 690,372,654	$ 752,470,519
Common stock – Novo Nordisk A/S	180,680,461	237,611,684
Common collective trusts	269,898,695	281,648,085
Money market funds	54,689,699	48,492,590
	1,195,641,509	1,320,222,878
Cash	-	3,502
Receivable for securities sold	219,148	81,616
Dividend withholding tax receivable	4,967,406	3,571,597
Notes receivable from participants	19,478,032	20,445,807
Contributions receivable		
Employer	1,269,934	1,128,618
Participant	1,403,958	1,347,463
	2,673,892	2,476,081
Total assets	1,222,979,987	1,346,801,481
Liabilities		
Due to broker for securities purchased	14,446	-
Net assets available for benefits	$ 1,222,965,541	$ 1,346,801,481

See accompanying notes to financial statements

NOVO NORDISK INC. 401(k) SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2018 and 2017

	2018	2017
(Deductions) additions to net assets attributed to		
Investment (loss) income		
Net (depreciation) appreciation in fair value of investments	$ (123,180,386)	$ 226,953,565
Dividends from Novo Nordisk A/S common stock	5,169,816	5,292,527
Other dividends	26,831,499	25,155,950
Interest	799,531	737,897
	(90,379,540)	258,139,939
Interest income on notes receivable from participants	923,207	855,232
Contributions		
Participant	74,650,435	69,183,165
Participant rollovers	10,480,768	6,974,181
Employer	17,732,890	16,606,601
	102,864,093	92,763,947
	13,407,760	351,759,118
Benefits paid to participants	(137,002,057)	(106,441,089)
Administrative expenses	(241,643)	(242,343)
	(137,243,700)	(106,683,432)
Net (decrease) increase	(123,835,940)	245,075,686
Net assets available for benefits, beginning of year	1,346,801,481	1,101,725,795
Net assets available for benefits, end of year	$ 1,222,965,541	$ 1,346,801,481

See accompanying notes to financial statements

Note 1 -   Description of Plan

The following description of the Novo Nordisk Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document, as amended, for a more complete description of the Plan's provisions.

General

The Plan is a participant-directed defined contribution plan which was established on January 1, 1983 and was most recently amended and restated effective as of January 1, 2017 Companies participating in the Plan include Novo Nordisk Inc. ("NNI"), Novo Nordisk Pharmaceutical Industries, LP ("NNPILP"), NNE Pharmaplan, Inc. ("NNE"), Novo Nordisk US Bio Productions, Inc. ("NNUSBPI"), Novo Nordisk Research Center Indianapolis, Inc. ("NNRCII"), and Novo Nordisk Research Center Seattle, Inc. ("NNRCSI") (collectively the "Company"). Furthermore, NNI, the Plan's sponsor, is a wholly-owned subsidiary of Novo Nordisk US Holdings, Inc., which in turn is a wholly-owned subsidiary of Novo Nordisk A/S ("NNAS") which is the ultimate parent company in Denmark.

Eligible employees of the Company are covered by the Plan upon date of hire, except for residents of Puerto Rico, interns, leased employees, temporary employees with less than one year of service and 1,000 hours, employees on assignment from NNAS who are covered under the NNAS pension plan, foreign transferees from affiliates on temporary assignments who remain covered by a foreign pension plan, employees covered under a collective bargaining agreement and nonresident aliens without any U.S. source income (the "Plan participants"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. NNI is the Plan's administrator and, under the terms of the Plan, NNI has delegated its administrative duties to a committee the members of which are the members of the Retirement Committee appointed by the Board of Directors of NNI. The Retirement Committee is in charge of the Plan's administration, oversight and governance responsibilities. Charles Schwab Trust Company, a division of Charles Schwab Bank, is the trustee and custodian of the Plan.

The Plan, and the separate Novo Nordisk Puerto Rico 401(k) Plan (the "PR Plan") which is maintained by NNI for their employees in Puerto Rico, both offer stock of NNAS, whose shares of American Depository Receipts ("ADR's") are publicly traded on the New York Stock Exchange, as an investment option. In November 2008, NNAS filed a Post-Effective Amendment on Form S-8, which amended the Form S-8 originally filed to cover both the Plan and the PR Plan.

Participant Contributions

Participants may contribute up to 50% of their annual compensation on a before-tax basis and 15% on an after-tax basis. In addition, participants may make rollover contributions from other qualified plans. Participants age 50 or older may elect to make catch-up contributions to the Plan. The maximum catch-up contribution in 2018 and 2017 is $6,000 per year. In no event may the participant's before-tax and after-tax contributions exceed the statutory limitations imposed by the Internal Revenue Code (the "Code").

All employees are automatically enrolled into the Plan and their compensation, as determined under the Plan, is automatically reduced by a designated percentage on a pre-tax basis, which is deemed to be the participants' salary reduction contribution election.

Note 1 -   Description of Plan (continued)
Eligible employees are automatically enrolled in the Plan at an employee pre-tax deferral rate of 4% of compensation, unless the employee elects a different rate within 60 days of date of hire.

Participants' salary deferral elections are automatically increased by 1% each April 1st if such contributions are less than 10% of compensation. The purpose of this automatic increase is solely to encourage employees to save for their retirement. Participants can also opt out of this automatic escalation election at any time. Participants who opt out of the automatic escalation feature or contribute 0% to the Plan are re-enrolled annually at the 4% contribution level, which continues to be subject to the automatic escalation feature on a go forward basis unless the Participant opts out each year.

Effective April 1, 2017, Participants may not direct more than twenty percent (20%) of their future contributions into the Novo Nordisk Stock Fund. Additionally, Participants whose position in the Novo Nordisk Stock Fund is 20% or more will not be permitted to transfer existing balances, including Rollover Contributions, into the Novo Nordisk Stock Fund nor will Participants be able to retain a percentage greater than 20% when initiating account rebalances.

Company Contributions
The Company can make three different types of retirement contributions: basic, matching and discretionary. The Company makes basic retirement contributions which represent 8% of participants' eligible annual compensation for eligible employees of NNPILP, NNE, and NNUSBPI. The basic 8% Company contribution for NNI, NNRCII, and NNRCSI employees are made to the Novo Nordisk Inc. Money Purchase Plan, a separate qualified retirement plan. The Company makes matching contributions in cash for all eligible participants equal to 50% of the first 2% of the eligible participants' pre-tax or Roth 401(k) contributions as long as the eligible participants are contributing at least 2% of their eligible annual compensation. Additionally, the Company may elect to make discretionary profit sharing contributions. No discretionary profit-sharing contributions were made by the Company to the Plan for the years ended December 31, 2018 and 2017.

Participant Accounts
Participant accounts are credited with their contributions including earnings, and allocations of Company contributions and related earnings. An allocation of administrative expenses incurred and paid by the Plan is charged to participant accounts. Expense allocations are based on participant earnings or account balances, as defined. Participant withdrawals and distributions are limited to the participant's total vested account balance. Participants can elect to have their accounts invested in any of the Plan's investment options.

Vesting Benefits and Forfeitures
Participants are 100% vested in their own contributions plus earnings thereon. Vesting in the Company's basic, matching and discretionary contribution portion of their accounts, plus actual earnings thereon, is as follows:

Note 1 -   Description of Plan (continued)

Years of Service	Vesting %
Less than 1	0
1	33
2	66
3 or more	100

Forfeited non-vested Company basic, matching and discretionary contributions may be used to reduce future Company contributions, to pay Plan expenses or to reinstate account balances for rehired employees in accordance with the terms of the Plan. During the years ended December 31, 2018 and 2017, forfeitures of approximately $795,000 and $907,000, respectively, were used to offset contributions. There were no forfeitures used to offset Plan expenses for the years ended December 31, 2018 and 2017.

Forfeited non-vested Company basic, matching and discretionary contributions available at December 31, 2018 and 2017 were approximately $37,000 and $311,000, respectively.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Under the terms of the Plan, participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000 as determined in accordance with the Plan. Loan terms range from one to five years; however, terms may be up to fifteen years for the purchase of a primary residence. The loans are secured by 50% of the participants' account balance. As of December 31, 2018 and 2017, the outstanding loans' interest rates range from 4.25% to 9.25%. Rates are commensurate with market rates for similar loans at issue date. Principal and interest are paid ratably through payroll deductions. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan agreement.

Payment of Benefits
Participants shall be entitled to receive the vested interest in their accounts on retirement (normal or late, as determined under the Plan), death or separation from service. Distribution shall be made in a single lump sum payment in cash or property allocated to the participants' accounts. In addition, participants may receive pre-retirement distributions of the vested interest in their accounts at age 59½.

Note 2 -   Summary of Significant Accounting Policies
Basis of Accounting
The Plan's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 2 - **Summary of Significant Accounting Policies (continued)**
Investment Valuation and Income Recognition

The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

The Plan's administrative expenses, such as bookkeeping, legal, and audit fees, as well as other reasonable expenses as permitted by the Plan document, collectively known as Plan expenses, are paid by the Plan and the Company.

The Company's service agreement with Schwab Retirement Plan Services, Inc. ("Schwab"), the Plan's recordkeeper, reflects a minimum basis point requirement whereby should the recordkeeper fees charged by Schwab on an annual basis exceed a minimum required basis point amount, as defined in the service agreement, Schwab will credit the excess amount to the Plan in the form of a Reduction in Compensation Account ("ERISA account"). The balance plus earnings in the ERISA account can be used to pay Plan expenses, as directed by the Company, or it can be credited to Plan participants. The ERISA account balances as of December 31, 2018 and 2017 were approximately $100 and $235,000, respectively. Amounts credited as an excess amount to the ERISA account were approximately $728,000 and $602,000 for the years ended December 31, 2018 and 2017, respectively, and are recorded as a component of net appreciation/(depreciation) in fair value of investments in the Statement of Changes in Net Assets Available for Benefits. The total amounts paid out of the ERISA account for payment of recordkeeping and other fees in 2018 and 2017 were approximately $162,000 and $133,000, respectively. During the years ended December 31, 2018 and 2017, approximately $801,000 and $375,000 respectively, was credited to eligible participant accounts from the ERISA account, as approved by the Retirement Committee.

Recent Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update No. 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this ASU modifies the disclosure requirements on fair value measurements in Topic 820, including the removal, modification to, and addition of certain disclosure requirements. The ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for any removed or modified disclosures. The Plan is currently assessing the timing and impact of adopting the updated provisions.

Note 3 -   Fair Value Measurements

FASB's Accounting Standards Codification Topic 820 "Fair Value Measurements and Disclosures" (ASC 820), established a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value in order to maximize the use of observable inputs and minimize the use of unobservable inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of measurements are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 – Inputs to the valuation methodology include (1) quoted prices in active markets for similar assets or liabilities; (2) quoted prices in inactive markets for identical or similar assets or liabilities; (3) inputs other than quoted prices that are observable for the assets or liabilities; or (4) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following describe the valuation methods used for investment assets measured at fair value.

Common stock – Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds – Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Money market funds – Valued at face value, which approximates fair value.

Common/collective trust funds – Valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the Plan will sell the investment for an

Note 3 -   Fair Value Measurements (continued)
amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, the Plan believes its valuation methods are appropriate and consistent with other market participants; however, the use of different valuation methods and assumptions could result in a different fair value measurement for certain financial instruments at the reporting date. There have been no changes in the methodologies used at December 31, 2018 and 2017.

The following table presents the Plan's investment assets measured at fair value as of:

December 31, 2018		Level 1		Total
Mutual funds	$	690,372,654	$	690,372,654
Common stock		180,680,461		180,680,461
Money market funds		54,689,699		54,689,699
Total investment assets in the fair value hierarchy		925,742,814		925,742,814
Investments measured at net asset value[1]		-		269,898,695
Total investment assets at fair value	$	925,742,814	$	1,195,641,509

December 31, 2017		Level 1		Total
Mutual funds	$	752,470,519	$	752,470,519
Common stock		237,611,684		237,611,684
Money market funds		48,492,590		48,492,590
Total investment assets in the fair value hierarchy		1,038,574,793		1,038,574,793
Investments measured at net asset value[1]		-		281,648,085
Total investment assets at fair value	$	1,038,574,793	$	1,320,222,878

1.   In accordance with FASB ASC 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

The Plan did not have any investments in Level 2 or 3 as of December 31, 2018 and 2017.

Changes in Fair Value Levels
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. For the years ended December 31, 2018 and 2017, there were no transfers in or out of Levels 1, 2 or 3.

Note 3 - <u>Fair Value Measurements (continued)</u>
<u>Net Asset Value ("NAV") per Share</u>
The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2018 and 2017, respectively.

	Fair Value	Unfunded Commitments	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
As of December 31, 2018:					
Common/Collective Trust Funds[1]	$269,898,695	None	Immediate	None	See Below
As of December 31, 2017:					
Common/Collective Trust Funds[1]	$281,648,085	None	Immediate	None	See Below

1.   The common/collective trust funds consist of investments in the Schwab Managed Retirement Trust ("SMRT") Funds. These funds (with the exception of the SMRT Fund Income) are designed to be a comprehensive investment option and seek to provide total return for investors retiring approximately at or near the target retirement date in the respective fund name, i.e., SMRT Fund 2010, 2015, 2020, 2025, etc. SMRT Fund Income seeks to provide return for investors near or in retirement.

The assets in the SMRT Funds are diversified across a variety of asset classes including, but not limited to, large cap equities, mid cap equities, international equities, fixed income, global real estate (REITs), commodities, intermediate-term bond, short-term bond, cash equivalents and inflation-protected bond (U.S. TIPS). Assets are allocated to a combination of underlying Schwab Institutional Trust Funds and non-proprietary unitized accounts and collective trust and mutual funds.

The SMRT Funds are valued each business day at their Net Asset Values that are calculated daily by Charles Schwab Bank, the trustee and the investment sponsor of the fund. The values of SMRT Funds will fluctuate up to and after the target retirement dates.

Per the Declaration of Trust, there is a 30-day notice requirement for a complete liquidation of a plan from a fund.

<u>Redemption Restrictions</u>
Certain mutual funds impose a trading policy including the right to put a trade block on the account to restrict purchasing back into the funds for 28 days, 30 days or 60 days. The restrictions are used to discourage short term or excessive trading including market timing activity; however, these trading policies do not affect shareholders' rights to redeem shares of the mutual funds.

Note 4 - <u>Income Tax Status</u>
The Plan, as amended and restated effective as of January 1, 2012, received a favorable tax determination letter from the IRS dated March 15, 2013, replacing the prior favorable determination letter dated January 15, 2009, which provides that the Plan and the related trust qualify under the provisions of Section 401(a) of the Code and therefore, are exempt from federal income taxes under the provisions of Section 501(a) of the Code. The Plan has been amended and restated since receiving the tax determination letter. The Plan administrator believes that the Plan continues to be designed and operated in compliance with the applicable requirements of the Code and, therefore, is exempt from federal income taxes under the provisions of the Code.

Note 4 -   Income Tax Status (continued)

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan administrator believes the Plan has not taken nor is expected to take any uncertain positions that would require recognition of a liability or disclosure in the Plan's financial statements as of December 31, 2018 and 2017. The Plan is subject to routine audits by taxing authorities.

Commencing with the Plan's 2016 year, the Danish Tax Authority ("SKAT") changed its process for organizations exempt from withholding taxes to apply for a refund. Entities are now required to pay withholding taxes at the time dividends are received and subsequently apply for a refund and under the new procedure additional information needs to be provided to SKAT with the refund application. The Plan sponsor determined that all withholding tax receivables are collectible.

During the year ended December 31, 2016, Novo Nordisk A/S paid $2,142,615 of withholding taxes to SKAT for dividends declared relating to shares of Novo Nordisk A/S shares held by the Plan, which is a U.S. entity exempt from such withholding tax. The Plan has filed for a refund of this withholding tax with SKAT, which is currently subject to SKAT review. The Plan had recorded $2,142,615 as dividend receivable at December 31, 2016.

During the year ended December 31, 2017, Novo Nordisk A/S paid $1,428,982 of withholding taxes to SKAT for dividends declared relating to shares of Novo Nordisk A/S shares held by the Plan, which is a U.S. entity exempt from such withholding tax. The Plan has filed for a refund of this withholding tax with SKAT, which is currently subject to SKAT review. The Plan has recorded the $1,428,982 as dividend income during the year ended December 31, 2017 in the statement of changes in net assets available for benefits with a corresponding dividend receivable in the statement of net assets available for benefits.

During the year ended December 31, 2018, Novo Nordisk A/S paid $1,395,809 of withholding taxes to SKAT for dividends declared relating to shares of Novo Nordisk A/S shares held by the Plan, which is a U.S. entity exempt from such withholding tax. The Plan has filed for a refund of this withholding tax with SKAT, which is currently subject to SKAT review. The Plan has recorded the $1,395,809 as dividend income during the year ended December 31, 2018 in the statement of changes in net assets available for benefits with a corresponding dividend receivable in the statement of net assets available for benefits.

As of December 31, 2017, the total dividends receivable for the 2016 – 2017 years was $3,571,597. As of December 31, 2018, the total dividend receivable for the 2016 - 2018 Plan years is $4,967,406.

Note 5 -   Related Party and Party-in-Interest Transactions

Certain Plan investments are managed by Charles Schwab Trust Company ("Charles Schwab"), a division of Charles Schwab Bank, who is the trustee and custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2018 and 2017, the total fair value of investments managed and held by Charles Schwab amounted to $470,196,604 and $492,236,169, respectively. Fees paid by the Plan to

Note 5 - <u>Related Party and Party-in-Interest Transactions (continued)</u>
Charles Schwab for Plan expenses amounted to $82,869 and $112,438 for the years ended December 31, 2018 and 2017, respectively. Schwab Retirement Plan Services is the recordkeeper of the Plan. Furthermore, Schwab Retirement Plan Services and Charles Schwab Bank are affiliated companies under Charles Schwab & Co.

Novo Nordisk Inc. is the Plan sponsor and the Plan administrator. Novo Nordisk A/S is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Novo Nordisk A/S common stock transactions qualify as party-in-interest transactions. As of December 31, 2018 and 2017, the fair value of investments in Novo Nordisk A/S common stock was $180,680,461 and $237,611,684, respectively.

Note 6 - <u>Risks and Uncertainties</u>
The Plan provides for various investment options in a combination of diversified funds including Company stock. Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. Volatility in the financial markets may significantly impact the subsequent valuation of the Plan's investments. Accordingly, the valuation of investments reported at December 31, 2018 and 2017 may not necessarily be indicative of amounts that could be realized in a current market exchange.

Note 7 - <u>Mutual Fund Fees</u>
Investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. 12b-1 fees are allowable under Section 12b-1 of the Investment Company Act of 1940. Those fees may be deducted annually to pay marketing and distribution costs of mutual funds. These fees are deducted prior to the allocation of the Plan's investment earnings activity and thus not separately identifiable as an expense.

Note 8 - <u>Plan Termination</u>
Although no intention to do so has been expressed, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon full or partial termination of the Plan, unvested funds in the affected participants' accounts shall become 100% vested and shall not thereafter be subject to forfeiture.

Note 9 - <u>Delinquent Participant Contributions</u>
For the year ended December 31, 2018, late participant contributions (including participant loan repayments) of $1,416. Lost earnings of $20 related to late participant contributions of $400 for the year ended December 31, 2018, was corrected and funded by March 2019. For the year ended December 31, 2017, the Company has no late participant contributions (including participant loan repayments).

Note 10 – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2018 and 2017, to Form 5500:

	2018	2017
Net assets available for benefits per the financial statements	$ 1,222,965,541	$ 1,346,801,481
Less: Amounts allocated to withdrawing participants		
Cash	-	3,741
Receivable for securities sold	219,148	81,616
	219,148	85,357
Net assets available for benefits per the Form 5500	$ 1,222,746,393	$ 1,346,716,124

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2018, to Form 5500:

Benefits paid to participants per the financial statements	$ 137,002,057
Add: Amounts allocated to withdrawing participants at December 31, 2018	219,148
Less: Amounts allocated to withdrawing participants at December 31, 2017	(85,357)
Less: Amount reported as corrective distributions on Form 5500 for the year ended December 31, 2018	(220,791)
Benefits paid to participants per Form 5500	$ 136,915,057

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2017, to Form 5500:

Benefits paid to participants per the financial statements	$ 106,441,089
Add: Amounts allocated to withdrawing participants at December 31, 2017	85,357
Less: Amounts allocated to withdrawing participants at December 31, 2016	(158,987)
Less: Amount reported as corrective distributions on Form 5500 for the year ended December 31, 2017	(233,035)
Benefits paid to participants per Form 5500	$ 106,134,424

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end, but not yet paid as of that date.

NOVO NORDISK INC. 401(k) SAVINGS PLAN
Plan #001
Employer ID #06-1061602
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2018

Identity of Issuer, Borrower, Lessor or Similar Party		Description of Investment	Cost		Fair Value
American Beacon Small Cap Gr		Mutual Fund	**	$	12,231,556
Columbia Dividend Income Inst		Mutual Fund	**		68,132,651
Delaware Small Cap Val I		Mutual Fund	**		33,529,370
DFA Intl. Small Company		Mutual Fund	**		26,029,068
Europacific Growth Fund R5E		Mutual Fund	**		45,805,268
Franklin U.S. Govt Securities Adv		Mutual Fund	**		32,787,344
T. Rowe Price Blue Chip		Mutual Fund	**		117,626,523
Wells Fargo Core Bond Admin		Mutual Fund	**		28,373,802
Wells Fargo Core Bond Inst		Mutual Fund	**		2,381
Vanguard Midcap Index Instl		Mutual Fund	**		69,451,388
Vanguard Sm Cap Index Instl		Mutual Fund	**		32,912,139
Vanguard Total Bd Mkt Idx Inst		Mutual Fund	**		43,115,660
Vanguard Total intl Stk Instl		Mutual Fund	**		34,757,439
Vanguard Ttl Bond Mkt Idx Adm		Mutual Fund	**		9,855
Schwab S&P 500 Index Fund	*	Mutual Fund	**		145,608,210
Schwab Ret Gvmnt Money Fund	*	Money Market Fund	**		54,686,373
Schwab U.S. Treasury Money Fund	*	Money Market Fund	**		3,326
Schwab Managed Ret 2010 CL V	*	Common collective trust fund	**		1,235,367
Schwab Managed Ret 2015 CL V	*	Common collective trust fund	**		2,037,181
Schwab Managed Ret 2020 CL V	*	Common collective trust fund	**		12,522,253
Schwab Managed Ret 2025 CL V	*	Common collective trust fund	**		16,294,480
Schwab Managed Ret 2030 CL V	*	Common collective trust fund	**		55,411,610
Schwab Managed Ret 2035 CL V	*	Common collective trust fund	**		25,160,283
Schwab Managed Ret 2040 CL V	*	Common collective trust fund	**		93,136,851
Schwab Managed Ret 2045 CL V	*	Common collective trust fund	**		17,474,109
Schwab Managed Ret 2050 CL V	*	Common collective trust fund	**		44,863,156
Schwab Managed Ret Income V	*	Common collective trust fund	**		1,763,405
Novo Nordisk A/S	*	Common Stock	**		180,680,461
Total Investments					1,195,641,509
Notes receivable from participants	*	Loan (4.25% - 9.25% and maturities through 2033)			19,478,032
				$	1,215,119,541

* Party-in-interest, as defined by ERISA

** Cost information not required for participant-directed investments

NOVO NORDISK INC. 401(k) SAVINGS PLAN
Plan #001
Employer ID #06-1061602
Schedule H, Line 4a
Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2018

| Participant Contributions Transferred Late to Plan | Total that Constitute Nonexempt Prohibited Transactions | | | Total Fully Corrected Under VFCP and PTE 2002-51 |
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	
(x)	$0	$1,416 (a)	$0	$0

(x) Late participant loan repayments are included in the late participant contributions.
(a) Amount related to late participant contributions for the year ended December 31, 2018, which was corrected in 2019

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements of Novo Nordisk A/S on Form S-8 (Nos. 333-83724 and 333-221244) of our report dated June 20, 2019 on our audits of the financial statements of Novo Nordisk Inc. 401(k) Savings Plan as of December 31, 2018 and 2017 and for the years ended December 31, 2018 and 2017 and the supplemental schedules as of December 31, 2018 and for the year ended December 31, 2018, which report is included in this Annual Report on Form 11-K to be filed on or about June 20, 2019.

/s/ EISNERAMPER LLP

EISNERAMPER LLP
New York, New York
June 20, 2019